SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-4

                             AMENDMENT NO. 2 TO THE
                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            NTS-PROPERTIES IV., LTD.
                                (Name of Issuer)

                                NTS-PROPERTIES IV
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E209
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                          NTS-Properties Associates IV
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                November 20, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                               AMENDMENT NO. 2 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

     This Amendment No. 2 dated February 25, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4, as amended on January 27, 1999, (the "Original Statement") filed with the Securities and Exchange Commission on November 20, 1998 by NTS Properties IV., Ltd. (the "Partnership") and ORIG, LLC, a Kentucky limited liability company, (the "Affiliate" and, collectively with the Partnership, the "Offerors") regarding the Offerors' offer to purchase in the aggregate up to 1,200 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated November 20, 1998 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

     Under the terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on February 19, 1999. As of February 19, 1999 a total of 1,259 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,200 Interests and all 1,259 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 600 of these Interests. The Affiliate purchased 659 of these Interest. By Press Release dated February 25, 1999, the Offerors announced: (i) that the Offer had terminated as of February 19, 1999, as scheduled; and (ii) the final results of the Offer.

     This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction D to Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

     Except for the purchase of 1,259 Interests by the Offerors for $205 per Interest as of February 19, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.
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Item 9.  Material to be Filed as Exhibits.
------------------------------------------

     The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

         (a)(8)   Press Release by the Offerors dated February 25, 1999.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 25, 1999          NTS-PROPERTIES IV., LTD., a Kentucky limited
                                   partnership

                                    By:      NTS-PROPERTIES ASSOCIATES IV,
                                             General Partner

                                    By:      /s/ J. D. Nichols
                                             --------------------------
                                             J.D. Nichols,
                                             Its:     Managing General Partner




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                                    EXHIBITS

Exhibit
Number                                        Description
------                                        -----------

(a)(8)              Press Release by the Offerors dated February 25, 1999















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                                                                  Exhibit (a)(8)









             Press Release by the Offerors dated February 25, 1999.

                     NTS-PROPERTIES IV., LTD. AND ORIG, LLC
                      ANNOUNCE EXPIRATION OF TENDER OFFER.


     Louisville, Ky. February 25, 1999. NTS-Properties IV., Ltd. and ORIG, LLC announced today that the issuer tender offer for up to 1,200 Limited Partnership Interests in NTS-Properties IV., Ltd., which commenced on November 20, 1998, expired on February 19, 1999.

     The final results of the Offer are as follows: On February 19, 1998, a total of 1,259 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 1,200 Interests, and all of the 1,259 Interests were accepted by the Offerors. NTS-Properties IV., Ltd. repurchased 600 Interests at a price of $205 per Interest pursuant to the Offer, and ORIG, LLC purchased 659 Interests at a price of $205 per Interest pursuant to the Offer.




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